COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2007 FEB 15 P 12:41

07021129

February 14, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose an English translation of two presentations, a press release and an abridged preliminary version (without audit opinion) of year end 2006 financial statements, in each case issued today in Frankfurt, regarding the preliminary analysis of fourth quarter and year end results for Commerzbank in calendar year 2006, including a proposed increase in the Commerzbank common stock dividend. All these items are also published on Commerzbank's website. They may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
FEB 2 0 2007
THOMSON
FINANCIAL

| consolidated financial statements as of december 31, 2006 |

ABRIDGED VERSION WITHOUT AUDIT OPINION

COMMERZBANK

highlights of commerzbank group

	2006	2005[1]
Income statement		
Operating profit (€ m)	2,628	1,757
Operating profit per share (€)	4.00	2.91
Pre-tax profit (€ m)	2,375	1,720
Consolidated surplus (€ m)	1,597	1,187
Earnings per share (€)	2.43	1.97
Operating return on equity (%)	21.5	17.2
Cost/income ratio in operating business (%)	59.7	67.2
Return on equity of consolidated surplus (%)	14.1	12.8

	31.12.2006	31.12.2005[1]
Balance sheet		
Balance-sheet total (€ bn)	608.3	444.9
Risk-weighted assets according to BIS (€ bn)	231.5	149.7
Equity (€ bn) as shown in balance sheet	15.3	13.5
Own funds (€ bn) as shown in balance sheet	30.1	21.7
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	6.8	8.2
Core capital ratio, including market-risk position (%)	6.7	8.0
Own funds ratio (%)	11.1	12.5
Commerzbank share		
Number of shares issued (million units)	657.2	656.8
Share price (€, 1.1.–31.12.) high	33.96	27.06
low	24.66	15.17
Book value per share[2] (€)	22.34	20.80
Market capitalization (€ bn)	19.0	17.1
Staff		
Germany	27,250	25,304
Abroad	8,725	7,752
Total	35,975	33,056
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F1/A	F2/A-

1) After adjustment due to change in the provision for possible loan losses; 2) excluding cash flow hedges.

Consolidated financial statements as of December 31, 2006

Our consolidated financial statements as of December 31, 2006 were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July, 2002, together with other regulations of the EU Commission for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS), approved and published by the International Accounting Standards Board (IASB).

The rules applied for accounting and valuation as well as extensive notes are presented in our annual report for the 2006 financial year. The annual report will be available as from March 28, 2007. Major changes compared with the previous year are as follows.

We now show leased objects in the balance sheet under other assets; the net result on hedge accounting appears in the income statement under trading profit. Both items are dealt with individually in the Notes.

At end-June 2006, Commerzbank AG removed CBP Cofonds (including CICO-Fonds II), a pension fund held for pension obligations with a volume of €1.5bn, from its balance sheet and transferred its assets to a contractual trust arrangement (CTA). The assets required to finance the pension obligations were transferred to the legally independent trustee Commerzbank Pensions Trust e.V. In accordance with IAS 19.54, the transferred assets appear net of the pension provisions.

Eurohypo now fully consolidated

On November 16, 2005, Commerzbank Inlandsbanken Holding AG, a Group subsidiary, signed contracts for the acquisition of 66.2% of the shares in Eurohypo Aktiengesellschaft for €4.56bn. 17.1% were acquired on December 15, 2005, and the remaining 49.1% on March 31, 2006. As a sub-group, Eurohypo had up to that point been valued at equity, but has accordingly been fully consolidated since March 31, 2006.

For the first quarter of 2006, Eurohypo's contribution to results was reported under net interest income under the item current result on investments, investments in associated companies and holdings in subsidiaries. Since April 1, the results of the Eurohypo sub-group have been fully consolidated.

Adjustment of provision for possible loan losses

Adjustments were made in the 2006 financial year in the Group under portfolio valuation allowances for specific loan losses that had not been made in accordance with IAS 8:

We corrected the portfolio valuation allowances in the current financial year for Commerzbank AG and our subsidiary Eurohypo AG in accordance with IAS 8.42. Off-balance-sheet business at both banks was included in the calculations for the first time. Eurohypo AG also made adjustments in respect of a calculation of incurred loss differentiated by subportfolios with the same default features.

This leads to a retrospective requirement to make adjustments for the 2005 financial year, as may be seen in the table below. As Eurohypo AG was still shown at equity in the consolidated financial statements for 2005, this also affects net interest income and the investments and securities portfolio.

Balance sheet as of 31.12.2005 €m	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Investments and securities portfolio	86,241	–33	86,208
Tax assets	5,538	65	5,603
Provisions in lending business	3,521	164	3,685
Retained earnings	4,165	–132	4,033

As of January 1, 2005, the investments and securities portfolio was adjusted by –€28m, the provisions in lending business by +€209m, tax claims by +€83m and retained earnings by –€154m.

Income statement as of 31.12.2005 €m	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Net interest income	3,172	–5	3,167
Provision for possible loan losses	–566	45	–521
Taxes on income	–409	–18	–427
Consolidated surplus	1,165	22	1,187
Allocation to retained earnings	–837	–22	–859
Consolidated profit	328	0	328

After taking account of these adjustments, earnings per share as defined in IAS 33 for the 2005 financial year amounted to €1.97, as compared with reported earnings per share for the previous year of €1.93.

There was an additional adjustment to the segment reporting for 2005. This related to the portfolio valuation allowances that were retroactively increased in the segment Private and Business Customers by €58m and reduced in the segment *Mittelstand* by €39m as well as in the segment Corporates & Markets by €19m. The prior-year practice of allocation by volume has been superseded by a more exact allocation according to losses.

In the 2006 financial year, a switch was made for Commerzbank AG in respect of the calculation of incurred loss as part of the portfolio valuation allowances: this was from a procedure that was formerly oriented to the past and based on the allocation of net provisioning to a procedure derived from the Basel II system. This procedural adjustment led to a better assessment overall of incurred loss as defined under IAS 8.36, in particular for the banking subportfolio. In respect of the lending business reported in the balance sheet, this leads to an increase in the provision for possible loan losses by €31m, which had to be accounted for in the income statement for the 2006 financial year. We do not expect this change in the assessment to bring about any material changes to the income statement in future financial years.

consolidated income statement

	Notes	1.1.–31.12.2006 € m	1.1.–31.12.2005[1] € m	Change in %
Net interest income	(1)	3,916	3,167	23.7
Provision for possible loan losses	(2)	–878	–521	68.5
Net interest income after provisioning		3,038	2,646	14.8
Net commission income	(3)	2,861	2,415	18.5
Trading profit[2]	(4)	1,177	685	71.8
Net result on investments and securities portfolio (available for sale)	(5)	770	647	19.0
Other result	(6)	–14	26	.
Operating expenses	(7)	5,204	4,662	11.6
Operating profit		**2,628**	**1,757**	**49.6**
Restructuring expenses	(8)	253	37	.
Pre-tax profit		**2,375**	**1,720**	**38.1**
Taxes on income		587	427	37.5
After-tax profit		**1,788**	**1,293**	**38.3**
Profit/loss attributable to minority interests		–191	–106	80.2
Consolidated surplus		**1,597**	**1,187**	**34.5**

Appropriation of profit	**2006** € m	**2005[1]** € m	Change in %
Consolidated surplus	1,597	1,187	34.5
Allocation to retained earnings	–1,104	–859	28.5
Consolidated profit	**493**	**328**	**50.3**

The consolidated profit represents the distributable profit of Commerzbank Aktiengesellschaft. It will be proposed to the Annual General Meeting that a dividend of €0.75 per share be paid from the net profit for the year of Commerzbank Aktiengesellschaft. With 657.2m shares issued, this translates into a total dividend payout of €493m. Last year, a dividend payment of €0.50 per share was made (total payout of €328m).

Basic earnings per share	**2006** €	**2005[1]** €	Change in %
Earnings per share	2.43	1.97	23.4

The calculation of the earnings per share according to IAS/IFRS is based on the consolidated surplus, with minority interests not taken into consideration. There were no diluted earnings per share, since – as in the previous year – no conversion or option rights were outstanding.

1) After adjustment due to change in the provision for possible loan losses.
2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit; an adjustment to the figure reported for the previous year was made accordingly.

Consolidated income statement (breakdown, by quarter)

€ m	Total 2006	4th quarter 2006	3rd quarter[1] 2006	2nd quarter[1] 2006	1st quarter[1] 2006
Net interest income	3,916	975	1,050	1,060	831
Provision for possible loan losses	–878	–79	–415	–225	–159
Net interest income after provisioning	3,038	896	635	835	672
Net commission income	2,861	781	703	659	718
Trading profit[2]	1,177	303	183	355	336
Net result on investments and securities portfolio	770	50	91	184	445
Other result	–14	–4	17	–6	–21
Operating expenses	5,204	1,395	1,292	1,327	1,190
Operating profit	**2,628**	**631**	**337**	**700**	**960**
Restructuring expenses	253	39	–	214	–
Pre-tax profit	**2,375**	**592**	**337**	**486**	**960**
Taxes on income	587	174	84	146	183
After-tax profit	**1,788**	**418**	**253**	**340**	**777**
Profit/loss attributable to minority interests	–191	–66	–36	–55	–34
Consolidated surplus	**1,597**	**352**	**217**	**285**	**743**

€ m	Total 2005[1]	4th quarter 2005[1]	3rd quarter 2005[1]	2nd quarter 2005[1]	1st quarter 2005[1]
Net interest income	3,167	832	770	845	720
Provision for possible loan losses	–521	–29	–140	–165	–187
Net interest income after provisioning	2,646	803	630	680	533
Net commission income	2,415	645	599	593	578
Trading profit[2]	685	217	212	6	250
Net result on investments and securities portfolio	647	190	79	84	294
Other result	26	–9	6	26	3
Operating expenses	4,662	1,370	1,097	1,088	1,107
Operating profit	**1,757**	**476**	**429**	**301**	**551**
Restructuring expenses	37	37	–	–	–
Pre-tax profit	**1,720**	**439**	**429**	**301**	**551**
Taxes on income	427	89	130	88	120
After-tax profit	**1,293**	**350**	**299**	**213**	**431**
Profit/loss attributable to minority interests	–106	–12	–31	–33	–30
Consolidated surplus	**1,187**	**338**	**268**	**180**	**401**

1) After adjustment due to change in the provision for possible loan losses.

2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit; an adjustment to the figure reported for the previous year was made accordingly.

consolidated balance sheet

Assets	Notes	31.12.2006 € m	31.12.2005[1] € m	Change in %
Cash reserve		5,967	8,628	–30.8
Claims on banks	(10, 12)	75,271	86,203	–12.7
Claims on customers	(11, 12)	294,471	153,674	91.6
Provision for possible loan losses	(13)	–7,371	–5,181	42.3
Positive fair values from derivative hedging instruments		6,979	4,734	47.4
Assets held for dealing purposes	(14)	85,527	100,321	–14.7
Investments and securities portfolio	(15)	135,291	86,208	56.9
Intangible assets	(16)	1,680	973	72.7
Fixed assets	(17)	1,388	1,525	–9.0
Tax assets		5,918	5,603	5.6
Other assets	(18)	3,218	2,205	45.9
Total		**608,339**	**444,893**	**36.7**

Liabilities and equity	Notes	31.12.2006 € m	31.12.2005[1] € m	Change in %
Liabilities to banks	(19)	125,825	129,900	–3.1
Liabilities to customers	(20)	141,214	102,846	37.3
Securitized liabilities	(21)	228,753	96,920	.
Negative fair values from derivative hedging instruments		14,119	9,839	43.5
Liabilities from dealing activities	(22)	59,248	74,999	–21.0
Provisions	(23)	3,346	3,685	–9.2
Tax liabilities		4,127	3,706	11.4
Other liabilities	(24)	1,582	1,337	18.3
Subordinated capital	(25)	11,274	8,143	38.5
Hybrid capital	(26)	3,540	–	.
Equity of Commerzbank Group		15,311	13,518	13.3
Subscribed capital		1,705	1,705	0.0
Capital reserve		5,676	5,686	–0.2
Retained earnings		5,166	4,033	28.1
Revaluation reserve		1,746	1,995	–12.5
Measurement of cash flow hedges		–381	–1,069	–64.4
Reserve arising from currency translation		–143	–107	33.6
Consolidated profit		493	328	50.3
Total before minority interests		14,262	12,571	13.5
Minority interests		1,049	947	10.8
Total		**608,339**	**444,893**	**36.7**

1) After adjustment due to change in the provision for possible loan losses.

statement of changes in equity

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Measurement of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 31.12.2004	**1,546**	**4,481**	**3,383**	**1,600**	**−1,214**	**−192**	**150**	**9,754**	**1,269**	**11,023**
Change due to adjustment of the provision for possible loan losses			−154					−154		−154
Equity as of 1.1.2005	**1,546**	**4,481**	**3,229**	**1,600**	**−1,214**	**−192**	**150**	**9,600**	**1,269**	**10,869**
Consolidated profit							328	328		328
Allocation to retained earnings[1]			859					859		859
Profits/losses								–	106	106
Changes in revaluation reserve				395				395	−73	322
Changes arising from cash flow hedges					145			145	−64	81
Changes in currency reserve						85		85		85
Comprehensive income 2005			**859**	**395**	**145**	**85**	**328**	**1,812**	**−31**	**1,781**
Capital increases	150	1,177						1,327	23	1,350
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	−81	−81
Dividend							−150	−150		−150
Changes in companies included in consolidation and other changes[2]	8	20	−55					−27	−233	−260
Equity as of 31.12.2005	**1,705**	**5,686**	**4,033**	**1,995**	**−1,069**	**−107**	**328**	**12,571**	**947**	**13,518**
Consolidated profit							493	493		493
Allocation to retained earnings			1,104					1,104		1,104
Profits/losses								–	191	191
Changes in revaluation reserve				−112				−112	−156	−268
Changes arising from cash flow hedges					682			682	91	773
Changes in currency reserve						−36		−36		−36
Comprehensive income 2006			**1,104**	**−112**	**682**	**−36**	**493**	**2,131**	**126**	**2,257**
Capital increases								–	25	25
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	−106	−106
Allocation to retained earnings (minority interests)								–	32	32
Dividend							−328	−328		−328
Changes in companies included in consolidation and other changes[2]	−1	−18	29	−137	6			−121	25	−96
Equity as of 31.12.2006	**1,705**	**5,676**	**5,166**	**1,746**	**−381**	**−143**	**493**	**14,262**	**1,049**	**15,311**

1) After adjustment due to change in the provision for possible loan losses; 2) including change in treasury shares.

As of December 31, 2006, the subscribed capital of Commerzbank Aktiengesellschaft pursuant to the Bank's articles of association stood at €1,709m; it was divided into 657,168,541 no-par-value shares (notional value per share: €2.60). After the 1,582,726 treasury shares held by the Bank on December 31, 2006, are deducted, its subscribed capital amounts to €1,705m.

The Bank made use of the authorization resolved by the Annual General Meeting of May 17, 2006 to purchase its own shares for the purpose of securities trading, pursuant to Art. 71, (1), no. 7, German Stock Corporation Act – AktG. Gains and losses from trading in the Bank's own shares do not appear in the income statement.

No use was made in the 2006 financial year of the resolution of the Annual General Meeting of May 17, 2006, authorizing the Bank to repurchase its own shares pursuant to Art. 71, (1), no. 8, AktG, for purposes other than securities trading.

Other changes in retained earnings, the revaluation reserve and the measurement of cash flow hedges relate to changes in equity at associated companies which, in accordance with IAS 28, have to be shown on a pro-rata basis with no effect on the net profit.

Notes to the income statement

(1) Net interest income

	2006 € m	2005[1] € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	18,327	11,924	53.7
Dividends from securities	148	109	35.8
Current result on investments, investments in associated companies and holdings in subsidiaries	173	272	–36.4
Current income from leasing and similar assets	193	217	–11.1
Interest received	*18,841*	*12,522*	*50.5*
Interest paid for subordinated and hybrid capital and also for securitized and other liabilities	14,747	9,181	60.6
Current expenses from leasing and similar assets	178	174	2.3
Interest paid	*14,925*	*9,355*	*59.5*
Total	**3,916**	**3,167**	**23.7**

1) After adjustment due to change in the provision for possible loan losses.

(2) Provision for possible loan losses

	2006 € m	2005[1] € m	Change in %
Allocations	–1,646	–1,346	22.3
Reversals of provisions	869	874	–0.6
Balance of direct write-downs and amounts received on written-down claims	–101	–49	·
Total	**–878**	**–521**	**68.5**

Allocations in 2006 include one-off effects of €293m due to adjustment of the default criteria.

(3) Net commission income

	2006 € m	2005 € m	Change in %
Securities transactions	945	901	4.9
Asset management	767	620	23.7
Payments and foreign commercial business	431	422	2.1
Guarantees	165	153	7.8
Income from syndicated business	121	110	10.0
Sundry net commission income	432	209	·
Total	**2,861**	**2,415**	**18.5**

Net commission income includes €557m (previous year: €402m) of commissions paid.

(4) Trading profit

	2006 € m	2005 € m	Change in %
Net result on trading	1,200	834	43.9
Net result on the measurement of derivative financial instruments	–93	–148	–37.2
Net result on hedge accounting[2]	17	–22	·
Net result of applying fair value option	53	21	·
Total	**1,177**	**685**	**71.8**

€995m of the trading profit (€1,200m) was generated by the segment Corporates & Markets with its product lines Equity (€555m), Fixed Income (€275m) and Foreign Exchange (€165m).

1) After adjustment due to change in the provision for possible loan losses.
2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit; an adjustment to the figure reported for the previous year was made accordingly.

(5) Net result on investments and securities portfolio (available for sale)

	2006 € m	2005[1] € m	Change in %
Result on available-for-sale securities	145	216	–32.9
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	625	431	45.0
Total	**770**	**647**	**19.0**

(6) Other result

	2006 € m	2005 € m	Change in %
Other income	373	283	31.8
Other expenses	387	257	50.6
Total	**–14**	**26**	**.**

(7) Operating expenses

	2006 € m	2005 € m	Change in %
Personnel expenses	3,128	2,667	17.3
Other expenses	1,741	1,560	11.6
Current depreciation on fixed assets and other intangible assets	335	435	–23.0
Total	**5,204**	**4,662**	**11.6**

(8) Restructuring expenses

	2006 € m	2005 € m	Change in %
Expenses for restructuring measures introduced	253	37	.
Total	**253**	**37**	**.**

In the 2005 financial year, expenses related to two projects designed to improve back-office procedures in our corporate business and elsewhere. Restructuring expenses of €37m were incurred in connection with staff reductions and the closing-down of outlets.

In the 2006 financial year, total restructuring expenses of €253m arose, mainly for projects related to the integration of Eurohypo and improvements to processes in Transaction Banking and IT. The expenses mainly relate to staff reductions and the closing-down of outlets.

1) After adjustment due to change in the provision for possible loan losses.

(9) Segment reporting

1.1.–31.12.2006	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation	Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury		
Net interest income	1,261	–20	1,255	347	696	393	–16	3,916
Provision for possible loan losses	–585	–	–128	11	–148	–28	–	–878
Net interest income after provisioning	676	–20	1,127	358	548	365	–16	3,038
Net commission income	1,160	735	676	132	214	–29	–27	2,861
Trading profit[1]	4	12	105	1,022	23	–42	53	1,177
Net result on investments and securities portfolio	–4	11	7	19	4	102	631	770
Other result	–15	–6	–5	43	28	2	–61	–14
Revenue	*1,821*	*732*	*1,910*	*1,574*	*817*	*398*	*580*	*7,832*
Operating expenses	1,879	593	1,093	957	375	117	190	5,204
Operating profit	**–58**	**139**	**817**	**617**	**442**	**281**	**390**	**2,628**
Restructuring expenses	113	22	–	3	13	6	96	253
Pre-tax profit	**–171**	**117**	**817**	**614**	**429**	**275**	**294**	**2,375**
Average equity tied up	**2,320**	**567**	**3,003**	**2,394**	**3,097**	**1,104**	**–282**	**12,203**
Operating return on equity (%)	**–2.5**	**24.5**	**27.2**	**25.8**	**14.3**	**25.5**	**.**	**21.5**
Cost/income ratio in operating business (%)	**78.1**	**81.0**	**53.6**	**61.2**	**38.9**	**27.5**	**.**	**59.7**
Return on equity of pre-tax profit (%)	**–7.4**	**20.6**	**27.2**	**25.6**	**13.9**	**24.9**	**.**	**19.5**
Staff (average no.)	10,777	1,873	9,402	1,728	1,427	298	9,025	34,530

1) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit.

1.1.–31.12.2005[1]	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation	Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury		
Net interest income	1,137	–10	1,195	363	173	399	–90	3,167
Provision for possible loan losses	–268	–	–158	68	–130	–33	–	–521
Net interest income after provisioning	869	–10	1,037	431	43	366	–90	2,646
Net commission income	1,065	575	593	118	79	–13	–2	2,415
Trading profit	3	9	90	765	–1	–200	19	685
Net result on investments and securities portfolio	–	16	9	–4	–	164	462	647
Other result	14	–4	–5	6	6	–3	12	26
Revenue	*1,951*	*586*	*1,724*	*1,316*	*127*	*314*	*401*	*6,419*
Operating expenses	1,720	466	1,054	943	87	52	340	4,662
Operating profit	**231**	**120**	**670**	**373**	**40**	**262**	**61**	**1,757**
Restructuring expenses	–	–	22	15	–	–	–	37
Pre-tax profit	**231**	**120**	**648**	**358**	**40**	**262**	**61**	**1,720**
Average equity tied up	**1,915**	**537**	**3,118**	**2,749**	**467**	**936**	**488**	**10,210**
Operating return on equity (%)	**12.1**	**22.3**	**21.5**	**13.6**	**8.6**	**28.0**	**.**	**17.2**
Cost/income ratio in operating business (%)	**77.5**	**79.5**	**56.0**	**75.6**	**33.9**	**15.0**	**.**	**67.2**
Return on equity of pre-tax profit (%)	**12.1**	**22.3**	**20.8**	**13.0**	**8.6**	**28.0**	**.**	**16.8**
Staff (average no.)	10,461	1,705	8,427	1,739	609	251	8,350	31,542

1) Year-ago figures after adjustment due to change in the provision for possible loan losses and change in the segment structure.

Notes to the balance sheet

(10) Claims on banks

	31.12.2006 € m	31.12.2005 € m	Change in %
due on demand	16,186	16,813	–3.7
other claims	59,085	69,390	–14.9
with a remaining lifetime of			
less than three months	27,070	35,004	–22.7
more than three months, but less than one year	8,525	19,529	–56.3
more than one year, but less than five years	15,061	7,129	·
more than five years	8,429	7,728	9.1
Total	**75,271**	**86,203**	**–12.7**
of which: reverse repos and cash collaterals	32,944	55,568	–40.7

(11) Claims on customers

	31.12.2006 € m	31.12.2005 € m	Change in %
with indefinite remaining lifetime	19,881	14,646	35.7
other claims	274,590	139,028	97.5
with a remaining lifetime of			
less than three months	44,723	28,858	55.0
more than three months, but less than one year	30,658	14,052	·
more than one year, but less than five years	99,635	40,286	·
more than five years	99,574	55,832	78.3
Total	**294,471**	**153,674**	**91.6**
of which: reverse repos and cash collaterals	9,967	12,197	–18.3

(12) Total lending

	31.12.2006 € m	31.12.2005 € m	Change in %
Loans to banks	29,808	18,940	57.4
Claims on customers	286,314	145,297	97.1
Bills discounted	350	403	–13.2
Total	**316,472**	**164,640**	**92.2**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans.

(13) Provision for possible loan losses

Development of provisioning	**2006**	**2005**[1]	Change
	€ m	€ m	in %
As of 1.1.	**5,650**	**5,887**	**–4.0**
Allocations	1,646	1,346	22.3
Deductions	1,914	1,619	18.2
Utilized	1,045	745	40.3
Reversals	869	874	–0.6
Changes in the list of consolidated companies	2,560	4	.
Exchange-rate changes/transfers	–24	32	.
As of 31.12.	**7,918**	**5,650**	**40.1**

Level of provisioning	**31.12.2006**	**31.12.2005**[1]	Change
	€ m	€ m	in %
Specific valuation allowances	6,710	4,814	39.4
Portfolio valuation allowances	661	367	80.1
Provisioning for balance-sheet items	**7,371**	**5,181**	**42.3**
Provisions in lending business	547	469	16.6
Total	**7,918**	**5,650**	**40.1**

(14) Assets held for dealing purposes

	31.12.2006	**31.12.2005**	Change
	€ m	€ m	in %
Bonds, notes and other fixed-income securities	23,551	22,080	6.7
Shares and other variable-yield securities	7,787	8,417	–7.5
Promissory notes held for trading purposes	1,800	1,287	39.9
Positive fair values from derivative financial instruments	52,389	68,537	–23.6
Total	**85,527**	**100,321**	**–14.7**

1) After adjustment due to change in the provision for possible loan losses.

(15) Investments and securities portfolio (available-for-sale financial assets)

	31.12.2006	31.12.2005[1]	Change
	€ m	€ m	in %
Bonds, notes and other fixed-income securities	130,603	77,539	68.4
Shares and other variable-yield securities	2,407	2,402	0.2
Investments	1,850	2,537	–27.1
Investments in associated companies	298	3,610	–91.7
Holdings in subsidiaries	133	120	10.8
Total	**135,291**	**86,208**	**56.9**

(16) Intangible assets

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Goodwill	1,287	758	69.8
Other intangible assets	393	215	82.8
Total	**1,680**	**973**	**72.7**

(17) Fixed assets

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Land and buildings	836	663	26.1
Office furniture and equipment	552	628	–12.1
Leased equipment[2]	–	234	·
Total	**1,388**	**1,525**	**–9.0**

1) After adjustment due to change in the provision for possible loan losses.
2) Included since the 2006 financial year in other assets.

(18) Other assets

	31.12.2006 € m	31.12.2005 € m	Change in %
Collection items	758	182	·
Precious metal portfolios	1,013	982	3.2
Leased equipment	259	–	·
Non-current assets held for sale	160	228	–29.8
Non-current assets held as financial investments	289	–	·
Sundry assets (including deferred items)	739	813	–9.1
Total	**3,218**	**2,205**	**45.9**

(19) Liabilities to banks

	31.12.2006 € m	31.12.2005 € m	Change in %
due on demand	14,195	15,191	–6.6
with remaining lifetime of	111,630	114,709	–2.7
less than three months	73,027	84,680	–13.8
more than three months, but less than one year	12,564	13,318	–5.7
more than one year, but less than five years	10,861	4,747	·
more than five years	15,178	11,964	26.9
Total	**125,825**	**129,900**	**–3.1**
of which: repos and cash collaterals	40,503	49,418	–18.0

(20) Liabilities to customers

	31.12.2006 € m	31.12.2005 € m	Change in %
Savings deposits	10,933	12,432	–12.1
with agreed period of notice of			
three months	10,181	11,549	–11.8
more than three months	752	883	–14.8
Other liabilities to customers	130,281	90,414	44.1
due on demand	49,145	41,189	19.3
with agreed remaining lifetime of	81,136	49,225	64.8
less than three months	34,973	36,303	–3.7
more than three months, but less than one year	5,105	3,380	51.0
more than one year, but less than five years	14,860	2,817	·
more than five years	26,198	6,725	·
Total	**141,214**	**102,846**	**37.3**
of which: repos and cash collaterals	10,783	14,839	–27.3

(21) Securitized liabilities

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Bonds and notes outstanding	209,778	85,235	.
of which: mortgage *Pfandbriefe*	33,251	3,427	.
public-sector *Pfandbriefe*	124,913	60,779	.
Money-market instruments outstanding	18,966	11,608	63.4
Own acceptances and promissory notes outstanding	9	77	−88.3
Total	**228,753**	**96,920**	.

Remaining lifetimes of securitized liabilities	**31.12.2006**	**31.12.2005**	Change
	€ m	€ m	in %
due on demand	61	4	.
with agreed remaining lifetime of	228,692	96,916	.
less than three months	25,358	18,877	34.3
more than three months, but less than one year	47,067	17,295	.
more than one year, but less than five years	120,773	49,638	.
more than five years	35,494	11,106	.
Total	**228,753**	**96,920**	.

(22) Liabilities from dealing activities

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Currency-based transactions	3,921	4,070	−3.7
Interest-based transactions	43,515	60,767	−28.4
Delivery commitments arising from short sales of securities	3,937	3,299	19.3
Sundry transactions	7,875	6,863	14.7
Total	**59,248**	**74,999**	**−21.0**

(23) Provisions

	31.12.2006	31.12.2005[1]	Change
	€ m	€ m	in %
Provisions for pensions and similar commitments	612	1,587	–61.4
Other provisions	2,734	2,098	30.3
Total	**3,346**	**3,685**	**–9.2**

An amount of €1,650m (previous year: €140m), representing assets transferred into a pension fund, was deducted from the provisions for pensions and similar commitments in the 2006 financial year.

(24) Other liabilities

Other liabilities of €1,582m (previous year: €1,337m) comprise obligations arising from invoices not yet received, deductions from salaries to be transferred and deferred liabilities.

(25) Subordinated capital

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Subordinated liabilities	9,240	5,410	70.8
Profit-sharing rights outstanding	1,616	1,895	–14.7
Measurement effects	185	679	–72.8
Deferred interest	233	159	46.5
Total	**11,274**	**8,143**	**38.5**

(26) Hybrid capital

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Hybrid capital	3,389	–	.
Measurement effects	19	–	.
Deferred interest, including discounts	132	–	.
Total	**3,540**	–	.

1) After adjustment due to change in the provision for possible loan losses.

Other notes

(27) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	31.12.2006	31.12.2005[1]	Change
	€ m	€ m	in %
Core capital (Tier I)			
Subscribed capital	1,705	1,705	0.0
Reserves, minority interests, treasury shares	10,867	10,324	5.3
Hybrid capital	2,925	–	·
Other	–	–	·
Total	**15,497**	**12,029**	**28.8**
Supplementary capital (Tier II)			
Hybrid capital	464	–	·
Profit-sharing rights	1,593	1,870	–14.8
Reserves in securities (recognized at 45%)	820	1,003	–18.2
Subordinated liabilities	6,802	3,574	90.3
Other	545	273	·
Total	**10,224**	**6,720**	**52.1**
Tier III capital	77	–	·
Eligible own funds	**25,798**	**18,749**	**37.6**

as of 31.12.2006				**Capital charges in %**			**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	154,690	19,031	–	16,561	–	–	190,282
Traditional off-balance-sheet business	4,294	25,570	133	742	444	71	31,254
Derivatives business in investment portfolio	–	2,117	–	3,953	–	–	6,070
Risk-weighted assets, total	**158,984**	**46,718**	**133**	**21,256**	**444**	**71**	**227,606**

Risk-weighted market-risk position multiplied by 12.5	3,875
Total items to be risk-weighted	231,481
Eligible own funds	25,798
Core capital ratio (excluding market-risk position)	6.8
Core capital ratio (including market-risk position)	6.7
Own funds ratio (including market-risk position)	11.1

1) After adjustment due to change in the provision for possible loan losses.

as of 31.12.2005[1]	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	96,861	7,001	–	12,246	–	–	116,108
Traditional off-balance-sheet business	4,224	17,844	189	623	349	74	23,303
Derivatives business in investment portfolio	–	2,141	–	4,493	–	–	6,634
Risk-weighted assets, total	**101,085**	**26,986**	**189**	**17,362**	**349**	**74**	**146,045**

Risk-weighted market-risk position multiplied by 12.5	3,638
Total items to be risk-weighted	149,683
Eligible own funds	18,749
Core capital ratio (excluding market-risk position)	8.2
Core capital ratio (including market-risk position)	8.0
Own funds ratio (including market-risk position)	12.5

(28) Contingent liabilities and irrevocable lending commitments

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Contingent liabilities	29,453	27,521	7.0
from rediscounted bills of exchange credited to borrowers	4	1	·
from guarantees and indemnity agreements	29,110	27,468	6.0
Other commitments	339	52	·
Irrevocable lending commitments	49,080	36,583	34.2

Provisioning for contingent liabilities and irrevocable lending commitments has been deducted from the respective items.

1) After adjustment due to change in the provision for possible loan losses.

(29) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

31.12.2006	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	214,788	116,547	73,929	405,264	4,419	4,567
Interest-based forward transactions	1,859,543	1,866,404	1,685,628	5,411,575	48,238	56,973
Other forward transactions	148,458	192,217	21,917	362,592	6,711	7,890
Total	**2,222,789**	**2,175,168**	**1,781,474**	**6,179,431**	**59,368**	**69,430**
of which: traded on a stock exchange	*142,984*	*62,513*	*7,748*			

31.12.2005	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	245,188	127,317	65,671	438,176	4,385	4,494
Interest-based forward transactions	1,600,110	1,464,095	1,264,422	4,328,627	62,837	70,152
Other forward transactions	97,641	206,595	17,546	321,782	6,049	6,893
Total	**1,942,939**	**1,798,007**	**1,347,639**	**5,088,585**	**73,271**	**81,539**
of which: traded on a stock exchange	*110,117*	*65,416*	*3,139*			

(30) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model.

Portfolio	31.12.2006	31.12.2005
	€ m	€ m
Commerzbank Group	**30.0**	**39.2**
Corporates & Markets	22.6	26.1
Treasury	12.2	22.1

(31) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**
Assets						
Cash reserve	6.0	8.6	6.0	8.6	–	–
Claims on banks	75.2	86.2	75.3	86.2	–0.1	0.0
Claims on customers	294.0	155.8	294.5	153.7	–0.5	2.1
Hedging instruments	7.0	4.7	7.0	4.7	–	–
Assets held for dealing purposes	85.5	100.3	85.5	100.3	–	–
Investments and securities portfolio	135.3	86.2	135.3	86.2	–	–
Liabilities						
Liabilities to banks	125.7	129.9	125.8	129.9	–0.1	0.0
Liabilities to customers	140.9	102.9	141.2	102.8	–0.3	0.1
Securitized liabilities	228.8	97.5	228.8	96.9	0.0	0.6
Hedging instruments	14.1	9.8	14.1	9.8	–	–
Liabilities from dealing activities	59.2	75.0	59.2	75.0	–	–
Subordinated and hybrid capital	14.8	8.1	14.8	8.1	0.0	0.0

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €-0.2bn as of December 31, 2006 (31.12.2005: €1.4bn).

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann
(since April 1, 2006)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit
(until January 31, 2007)

Dr.-Ing. Ekkehard D. Schulz
(until March 31, 2006)

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch
(since April 1, 2006)

Klaus M. Patig
(until January 31, 2007)

Michael Reuther
(since October 1, 2006)

Dr. Eric Strutz

Nicholas Teller

Honorary Chairman of the Supervisory Board
Dr. Walter Seipp

*) elected by the Bank's employees

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann
Sandra Büschken · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
820 branches in Germany

Major group companies and holdings

In Germany
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
Eurohypo AG, Eschborn
CommerzLeasing und Immobilien AG, Düsseldorf
Hypothekenbank in Essen AG, Essen
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
Commerz Business Consulting AG, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen/Hamburg
Abroad
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
COMINVEST Asset Management S.A., Luxembourg
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerzbank Zrt., Budapest
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta

Foreign branches
Amsterdam · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Ho Chi Minh City · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

/ disclaimer / *RESERVATION REGARDING FORWARD-LOOKING STATEMENTS*

This interim report contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.



Commerzbank

Analyst Conference preliminary 2006 results

Dr. Eric Strutz, Chief Financial Officer

Frankfurt, February 14th, 2007

Highlights 2006

1. **Earnings**
   - Record year for Commerzbank
   - Targets for 2006 exceeded
   - Proposed dividend increase of 50% per share

2. **Strategy**
   - Growth programs in core divisions
   - Focus on fee generating products leading to significant commission income growth

3. **Eurohypo**
   - Integration successfully completed
   - Further revenue synergies expected

4. **Economy**
   - Favorable business environment in Germany
   - Strong GDP growth, lower unemployment

Record results in 2006

	Q4 `06 vs. Q4 `05		FY 2006 vs. FY 2005	
Revenues[1], in € m	**2,105**	+12.3%	**8,710**	+25.5%
Operating profit, in € m	**631**	+32.6%	**2,628**	+49.6%
Net RoE, in %	**12.4**	-1.4ppts	**14.1**	+1.3ppts
CIR, in %	**66.3**	-6.8ppts	**59.7**	-7.5ppts

[1] before LLP

1. Revenues growth of 26% year-on-year, operating profit up almost 50%
2. Increased earnings quality, in particular strong growth in commission income
3. Sustainable upward trend in trading profit supported by client-related business
4. Strong Group performance driven by Mittelstand, Corporates & Markets and CRE

Balanced net interest income year-on-year

Net interest income[1]

in € m


267
239
239
228
229
720
845
770
832
831
1,060
1,050
975
Q1'05 Q2'05 Q3'05 Q4'05
Q1'06 Q2'06 Q3'06 Q4'06

[1] restated due to IAS 8

Pro-forma full integration of Eurohypo

w/o PFT	Σ 3,544	+ 4%	Σ 3,699
Total	Σ 4,140	+ 0%	Σ 4,145

Pro-forma integration of Eurohypo; Pro forma NII w/o PFT

- Net interest income level maintained (versus 2005)
- Improved lending and deposit volumes in corporate banking
- Further upward trend in deposit margins
- Interest income without PFT up 5% q-o-q

- Interest environment continues to be unfavorable
- Q-o-q drop in PFT offset by trading profit and AFS result

Loan loss provisions without one-offs further reduced

Loan loss provisions[1]
in € m


415
293
69
67
83
72
52
187
165
140
29
159
225
122
79
Q1`05 Q2`05 Q3`05 Q4`05[2]
Q1`06 Q2`06 Q3`06 Q4`06

[1] restated due to IAS 8

Pro-forma full integration of Eurohypo[2]

	2005	Change	2006
Run-rate	Σ 812	- 22%	Σ 637
Total	Σ 812	+15%	Σ 930

Pro-forma integration of Eurohypo — One-off provisioning

[2] after allowances for guarantees [€35m in 2005]

- LLP without one-offs of €637m in FY
- LLPs lowered to €79m in Q4
    - Reversals in Mittelstand due to strong domestic economy
- LLP 2007 expected to be ≤ 2006 level, due to favorable 2007 economic outlook
- Implementation of IAS regulations and adoption of Basel II parameters for the calculation of GLLP already reflected in 2006 figures

Strong growth in commission income

Commission income
in € m


15
578
36
593
60
599
34
645
38
718
659
703
781
Q1`05 Q2`05 Q3`05 Q4`05
Q1`06 Q2`06 Q3`06 Q4`06

- Continued focus on commission generating businesses
- In Q4, highest ever commission income achieved
- Substantial improvement in 2006 driven by
  - asset management business
  - securities transactions
  - real estate finance

Pro-forma full integration of Eurohypo

Σ 2,560 | + 13% | Σ 2,899

[ ] Pro-forma integration of Eurohypo

Sustained progress in trading profit

Trading profit
in € m


250
-33
11
6
212
-19
5
217
336
355
183
303
Q1'05 Q2'05 Q3'05 Q4'05
Q1'06 Q2'06 Q3'06 Q4'06

Pro-forma full integration of Eurohypo

Σ 649	+ 81%	Σ 1,177

Pro-forma integration of Eurohypo

- Trading profit up by 81% on FY 2005 (pro-forma)
- Sustained trading profit at Corporates & Markets
- Strong client business, positive results from equity derivatives, interest rate trading and FX activities
- No negative impact from measurement of derivatives (IAS 39) in Q4
- Year-end contribution from AIS-SPV (IAS consolidation effect)

Strict cost discipline maintained – higher expenses given strong Group performance

Operating expenses
in € m



Personnel
Depreciation
Others
484
812
99
144
1,370
110
123
133
1,107
1,088
1,097
130
1,190
1,327
1,292
1,395
Q1'05 Q2'05 Q3'05 Q4'05
Q1'06 Q2'06 Q3'06 Q4'06

Pro-forma full integration of Eurohypo

Σ 5,172	+3%	Σ 5,334

Pro-forma integration of Eurohypo

- Rise in operating costs (versus 2005) driven by higher performance related compensation
- Increase of 8% in personnel costs (pro forma) equally split between
  - Bonuses
  - LTI/LTP
- CIR of 59.7% in FY 2006

- Current growth programs partially offset by cost efficiencies
- Ongoing efficiency enhancement in all divisions – full benefit from 2008 onwards

Strong operating profit growth

Operating profit[1]

in € m



88
551
110
301
69
429
26
476
87
960[2]
700[2]
293
337
631

[2] including one-off gains due to sale of KEB participation

[1] restated due to IAS 8

in %	Q1 `05	Q2 `05	Q3 `05	Q4 `05	Q1 `06	Q2 `06	Q3 `06	Q4 `06
Op. RoE	21.7	12.0	17.4	17.7	31.5	22.9	11.0	**20.7**
CIR	60.0	70.0	65.8	73.1	51.5	58.9	63.2	**66.3**

Pro-forma full integration of Eurohypo

Σ 2,050	+ 32%	Σ 2,715

Pro-forma integration of Eurohypo

One-off LLP provisioning

- Strong underlying business lifted Q4 result to €631m
- Operating profit (pro forma) rose substantially by
  - 26% (Q4-o-Q4)
  - 32% (on 2005)
- Operating RoE reached 22% in FY 2006

Net profit – a record year for Commerzbank

Net profit[1]
in € m



401
180
268
338
743
285
217
352

in €m	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06	Q3 '06	Q4 '06
Restr. Exp	0	0	0	37	0	214	0	**39**
Taxes[1]	120	88	130	89	183	146	84	**174**
Net RoE(%)[1]	17.6	8.0	11.8	13.8	26.3	10.1	7.7	**12.4**
EPS[1] (€)	0.67	0.31	0.45	0.54	1.13	0.44	0.33	**0.53**

[1] restated due to IAS 8

- Net profit up by 35% y-o-y
- Proposed dividend up by 50% to €0.75 per share
- 2006 EPS up by 23% to €2.43

- Restructuring costs of €39m in Q4 for Retail and AM initiatives
- Overall tax rate of 25% in 2006
- Higher minority interests in Q4 due to AIS-SPV

2006 targets exceeded



Net RoE[1]
in %
+1.3ppts
12.8
14.1
FY 2005
FY 2006
CIR[1]
in %
-7.5ppts
67.2
59.7
FY 2005
FY 2006
EPS[1]
in €
+23%
1.97
2.43
FY 2005
FY 2006

Target 2006: >10%

Target 2006: <65%

Target 2006: >10% growth



Clean net RoE[1]
in %
+1.3ppts
9.9
11.2
FY 2005
FY 2006
Clean CIR[1]
in %
-5.9ppts
69.9
64.0
FY 2005
FY 2006
Clean EPS[1]
in €
+26%
1.53
1.93
FY 2005
FY 2006

Clean: Without net result on participations and restructuring charges

[1] restated due to IAS 8

Continued strong capital levels

Revaluation reserve

in € m



1,995
1,574
1,118
1,468
1,746
Dec 05
Mar 06
Jun-06
Sep-06
Dec 06
Bonds
Equities

Regulatory capital (Tier I)[1]

in € m	Mar 2006	Jun 2006	Sep 2006	**Dec 2006**
Subscribed capital	1,707	1,707	1,707	**1,705**
Reg. Reserves	9,627	9,655	9,741	**9,983**
Minority interests (BIS)	935	910	910	**884**
Hybrid capital	2,518	2,519	2,534	**2,925**
Total	14,787	14,791	14,892	**15,497**

Risk-weighted assets

in € bn



230.8
231.5
227.7
231.5
=> Tier I ratio well within target range of 6.5 to 7%
6.4
6.4
6.5
6.7
Tier I ratio[1], in %
Mar 06
Jun-06
Sep-06
Dec 06

[1] restated due to IAS 8

Strong Group performance driven by Mittelstand, C&M and CRE
Operating profit in € m



Private & Business Customers
167
231
-64
-77
-58
-19
2005
2006[1]
Asset Management
+19%
115
120
-5
137
139
-2
2005
2006
Mittelstand
+26%
641
670
-29
807
817
-10
2005
2006
Corporates & Markets
+76%
347
373
-26
609
617
-8
2005
2006
Commercial Real Estate
+39%
384
344
40
532
90
442
2005
2006
Public Finance & Treasury
-7%
345
83
262
320
39
281
2005
2006

[1] incl. one-off provision of €293m

Pro-forma integration of Eurohypo

Successful start of growth programs at Private & Business Customers

Operating profit
in € m



5
55
71
66
39
112
54
27
-9
-10
-50
-19
-251
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006

Pro-forma integration of Eurohypo

	Q4'05	Q4'05 PF	Q4'06
Ø equity (€ m)	1,945	2,515	**2,410**
Op. RoE* (%)	8.0	-1.7	**4.5**
CIR (%)	78.7	83.0	**82.4**

Ø Q4 equity allocation within Group



19.8%

*annualized

Main P&L items

in € m	Q4'05	Q4'05 PF	Q4'06	FY'05 PF	FY'06 PF	FY'06
Net interest income	301	348	**322**	1,350	**1,304**	**1,261**
Risk provisioning	-83	-110	**-76**	-372	**-600**	**-585**
Commission income	262	258	**262**	1,047	**1,158**	**1,160**
Operating expenses	451	484	**482**	1,843	**1,906**	**1,879**
Operating profit	39	-11	**27**	167	**-77**	**-58**

PF = Pro-forma integration of Eurohypo

- Marketing initiatives successfully launched in October; more than 100,000 new retail customers added
- Overall stable lending margins and volumes at CBK
- Commission income grew 11% on 2005 mainly due to securities transactions
- Increase from 114 to 256 "Branches of the future" in 2007 resulting in restructuring charges of €17m

Strategic outlook

- Focus on organic growth in Retail and comdirect
- Increasing cost efficiencies along value chain

Asset Management: Strong revenues in favourable markets

Main P&L items

in € m	Q4'05	Q4'05 PF	**Q4'06**	FY'05 PF	**FY'06 PF**	**FY'06**
Net interest income	-6	-8	**-4**	-15	**-22**	**-20**
Commission income	170	170	**216**	575	**735**	**735**
Revenues	171	169	**217**	581	**730**	**732**
Operating expenses	151	151	**179**	466	**593**	**593**
Operating profit	20	18	**38**	115	**137**	**139**

PF = Pro-forma integration of Eurohypo

Operating profit
in € m



37
17
46
20
42
27
32
38
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006

	Q4'05	Q4'05 PF	**Q4'06**
Ø equity (€ m)	567	502	**561**
Op. RoE* (%)	14.1	14.3	**27.1**
CIR (%)	88.3	89.3	**82.5**

Ø Q4 equity allocation within Group



4.6%

*annualized

- AuM up by 14% to €112bn (on 2005), thereof €6bn net inflow
- Favourable markets and strong performance at Jupiter boosted commission income
- Rise in operating expenses driven by
  - Performance related compensation and IFRS 2 charges for Jupiter
  - Growth program of cominvest

Strategic outlook

- Growing domestic asset management (cominvest)
- Focus on core activities

Mittelstand: strong performance benefiting from German economy

Operating profit
in € m



314
244
220
183
153
130
142
101
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006

	Q4'05	Q4'05 PF	Q4'06
Ø equity (€ m)	3,292	2,845	**2,949**
Op. RoE* (%)	29.6	33.2	**42.6**
CIR (%)	58.0	58.8	**51.8**

Ø Q4 equity allocation within Group



24.2%

*annualized

Main P&L items

in € m	Q4'05	Q4'05 PF	Q4'06	FY'05 PF	FY'06 PF	FY'06
Net interest income	317	310	**339**	1,167	**1,245**	**1,255**
Risk provisioning	29	28	**46**	-159	**-128**	**-128**
Commission income	169	169	**188**	593	**676**	**676**
Operating expenses	297	297	**288**	1,054	**1,093**	**1,093**
Operating profit	244	236	**314**	641	**807**	**817**

PF = Pro-forma integration of Eurohypo

- Strong domestic business lifted interest income; deposit margins and volume rose considerably
- Commission income up significantly due to strong emphasis on structured products
- LLP reversals in Q4 given improved credit portfolio
- Record year for BRE, positive contribution to all P&L lines
- Costs increase due to business expansion at BRE
- Expenses in domestic business remained stable

Strategic outlook

- Enhancing "Move to the Top" program by
  - Loan portfolio management
  - Focus on higher share of wallet with large corporates
- Expansion in CEE

Corporates & Markets: continuing to deliver sustainable results

Operating profit
in € m



115
-33
127
164
190
159
158
110
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006

	Q4'05	Q4'05 PF	**Q4'06**
Ø equity (€ m)	2,761	2,371	**2,187**
Op. RoE* (%)	23.8	26.5	**20.1**
CIR (%)	72.8	74.4	**68.6**

Ø Q4 equity allocation within Group



17.9%

*annualized

Main P&L items

in € m	Q4'05	Q4'05 PF	**Q4'06**	FY'05 PF	**FY'06 PF**	**FY'06**
Net interest income	89	82	**91**	337	**339**	**347**
Risk provisioning	79	79	**4**	68	**11**	**11**
Commission income	29	29	**45**	118	**132**	**132**
Trading profit	223	223	**209**	765	**1,022**	**1,022**
Operating expenses	227	227	**232**	943	**957**	**957**
Operating profit	164	157	**110**	347	**609**	**617**

PF = Pro-forma integration of Eurohypo

- Revenues before LLP increased 11% q-q and 27% y-o-y with costs up only 2% including higher bonuses
- Strong retail and institutional business
- Performance supported by client-driven interest rate trading, equity derivatives and FX-activities
- Trading VAR remained at low levels (average 2006 of €8.4m)
- Lower LLP reversals in Q4
- Reduced capital as a result of efficient capital management

Strategic outlook

- Further growth of stable client driven business
- Expansion of institutional sales platform
- Active credit portfolio management

Commercial Real Estate: strong new business

Operating profit
in € m



72
85
101
86
16
24
-9
9
90
45
112
138
147
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006

Pro-forma integration of Eurohypo

	Q4'05	Q4'05 PF	Q4'06
Ø equity (€ m)	539	3,984	**4,012**
Op. RoE* (%)	6.7	9.5	**14.7**
CIR (%)	26.9	38.5	**38.7**

Ø Q4 equity allocation within Group



32.9%

*annualized

Main P&L items

in € m	Q4'05	Q4'05 PF	Q4'06	FY'05 PF	FY'06 PF	FY'06
Net interest income	55	217	**226**	806	**851**	**696**
Risk provisioning	-48	-92	**-48**	-316	**-185**	**-148**
Commission income	26	66	**85**	253	**257**	**214**
Operating expenses	21	117	**123**	412	**463**	**375**
Operating profit	9	95	**147**	384	**532**	**442**

PF = Pro-forma integration of Eurohypo

- New business reached record level of €35bn (up 15% y-o-y), coming along with strong growth in domestic business
- New business driver for interest and commission income
- Significant LLP decline given workout results at CORECD
- Costs up due to investments in international expansion
- Pick-up in second half 2006 lifted op. RoE to 13.5% (FY)

Strategic outlook

- Continuation of international expansion in Europe, US & Asia
- Strengthening the "Buy & Manage" business model
- Completing RE value chain by integrating RE asset management activities

Public Finance & Treasury: rising rates and flat yield curve

Operating profit
in € m



27
51
10
39
124
73
57
58
74
52
52
53
-5
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006

Pro-forma integration of Eurohypo

	Q4`05	Q4`05 PF	**Q4`06**
Ø equity (€ m)	942	1,179	**1,152**
Op. RoE* (%)	31.4	28.5	**18.4**
CIR (%)	20.0	28.0	**42.6**

Ø Q4 equity allocation within Group
*annualized



9.5%

Main P&L items

in € m	Q4`05	Q4`05 PF	**Q4`06**	FY`05 PF	**FY`06 PF**	**FY`06**
Net interest income	120	158	**28**	596	**446**	**393**
Trading profit	-44	-63	**24**	-283	**-56**	**-42**
AfS Result	32	39	**50**	207	**120**	**102**
Operating expenses	20	35	**43**	115	**132**	**117**
Operating profit	74	84	**53**	345	**320**	**281**

PF = Pro-forma integration of Eurohypo

- Q-o-q drop in NII almost offset by trading profit. Main reasons being:
  - Rise in interest rates
  - IAS accounting effects due to fair value of macro hedges
- Operating RoE at 27.5% (FY pro-forma)

Strategic outlook

- Integrated Public Finance business model to achieve a leading position in Europe
- Active credit portfolio management
- Merged Treasury operation following Eurohypo acquisition

Commerzbank management committed to achieving more

Short-term

Financial targets 2007

- Net ROE > 12%[1]
- Net profit of ≥ €1.5bn
- Further improvement in productivity

Strategic targets 2007

- Growing retail business
- Building on strong position of Mittelstand, C&M and CRE

Mid-term

Financial targets by 2010

- Sustainable profitability of 15% net RoE
- CIR ≤ 60%
- Steady increase in dividend

Strategic targets

- Best retail bank in Germany
- The best nationwide bank for SMEs
- Europe's leading specialist for Real Estate and Public Finance

[1] based on investors' capital of approx. €12.4bn

Well positioned for future growth

1. **Growth**
   - Significant investment programs to enhance organic growth in our divisions
   - Expanding in regions and products with competitive strengths
   - Focused external growth via selective acquisitions

2. **Profitability**
   - Ongoing efficiency enhancement in all divisions
   - Strict cost management
   - Optimizing capital structure via active capital management

3. **Economy**
   - German economy remain strong despite VAT increase
   - Corporate tax reform to cut rate below 30%
   - Optimistic outlook in real estate

Appendix 1

Financial Calendar 2007

Financial Calendar 2007

May 9	Q1 2007 Telephone Conference
May 16	Annual General Meeting
August 9	Q2 2007 Telephone Conference
September 20	Investors' Day
Early November	Q3 2007 Telephone Conference

Appendix 2

Quarterly results in new Group structure restated due to IAS 8

Commerzbank Group
Quarterly results in new Group structure

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	720	845	770	832	3,167	831	1,060	1,050	975	3,916
Provision for possible loan losses	-187	-165	-140	-29	-521	-159	-225	-415	-79	-878
Net interest income after provisioning	533	680	630	803	2,646	672	835	635	896	3,038
Net commission income	578	593	599	645	2,415	718	659	703	781	2,861
Trading profit*	250	6	212	217	685	336	355	183	303	1,177
Net result on investments and securities portfolio	294	84	79	190	647	445	184	91	50	770
Other result	3	26	6	-9	26	-21	-6	17	-4	-14
Revenue	*1,658*	*1,389*	*1,526*	*1,846*	*6,419*	*2,150*	*2,027*	*1,629*	*2,026*	*7,832*
Operating expenses	1,107	1,088	1,097	1,370	4,662	1,190	1,327	1,292	1,395	5,204
Operating profit	**551**	**301**	**429**	**476**	**1,757**	**960**	**700**	**337**	**631**	**2,628**
Restructuring expenses	0	0	0	37	37	0	214	0	39	253
Pre-tax profit	**551**	**301**	**429**	**439**	**1,720**	**960**	**486**	**337**	**592**	**2,376**
Average equity tied up	**10,165**	**10,047**	**9,890**	**10,738**	**10,210**	**12,191**	**12,217**	**12,207**	**12,197**	**12,203**
Operating return on equity (%)	**21.7%**	**12.0%**	**17.4%**	**17.7%**	**17.2%**	**31.5%**	**22.9%**	**11.0%**	**20.7%**	**21.5%**
Cost/income ratio in operating business (%)	**60.0%**	**70.0%**	**65.8%**	**73.1%**	**67.2%**	**51.5%**	**58.9%**	**63.2%**	**66.3%**	**59.7%**
Return on equity of pre-tax profit (%)	**21.7%**	**12.0%**	**17.4%**	**16.4%**	**16.8%**	**31.5%**	**15.9%**	**11.0%**	**19.4%**	**19.6%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Private and Business Customers
Quarterly results in new Group structure

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	276	271	289	301	1,137	285	323	331	322	1,261
Provision for possible loan losses	-62	-61	-62	-83	-268	-56	-72	-381	-76	-585
Net interest income after provisioning	214	210	227	218	869	229	251	-50	246	676
Net commission income	264	272	267	262	1,065	346	280	272	262	1,160
Trading profit*	1	0	1	1	3	1	1	1	1	4
Net result on investments and securities portfolio	0	0	1	-1	0	0	-2	-1	-1	-4
Other result	-3	4	3	10	14	-12	-5	1	1	-15
Revenue	*476*	*486*	*499*	*490*	*1,951*	*564*	*525*	*223*	*509*	*1,821*
Operating expenses	421	415	433	451	1,720	452	471	474	482	1,879
Operating profit	55	71	66	39	231	112	54	-251	27	-58
Restructuring expenses	0	0	0	0	0	0	96	0	17	113
Pre-tax profit	55	71	66	39	231	112	-42	-251	10	-171
Average equity tied up	**1,904**	**1,902**	**1,909**	**1,945**	**1,915**	**1,955**	**2,467**	**2,448**	**2,410**	**2,320**
Operating return on equity (%)	**11.6%**	**14.9%**	**13.8%**	**8.0%**	**12.1%**	**22.9%**	**8.8%**	**-41.0%**	**4.5%**	**-2.5%**
Cost/income ratio in operating business (%)	**78.3%**	**75.9%**	**77.2%**	**78.7%**	**77.5%**	**72.9%**	**78.9%**	**78.5%**	**82.4%**	**78.1%**
Return on equity of pre-tax profit (%)	**11.6%**	**14.9%**	**13.8%**	**8.0%**	**12.1%**	**22.9%**	**-6.8%**	**-41.0%**	**1.7%**	**-7.4%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Asset Management
Quarterly results in new Group structure

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	4	-1	-7	-6	-10	-4	-6	-6	-4	-20
Provision for possible loan losses	0	0	0	0	0	0	0	0	0	0
Net interest income after provisioning	4	-1	-7	-6	-10	-4	-6	-6	-4	-20
Net commission income	127	133	145	170	575	168	174	177	216	735
Trading profit*	2	3	2	2	9	3	4	3	2	12
Net result on investments and securities portfolio	1	3	4	8	16	3	3	0	5	11
Other result	-2	-4	5	-3	-4	0	-1	-3	-2	-6
Revenue	*132*	*134*	*149*	*171*	*586*	*170*	*174*	*171*	*217*	*732*
Operating expenses	95	117	103	151	466	128	147	139	179	593
Operating profit	**37**	**17**	**46**	**20**	**120**	**42**	**27**	**32**	**38**	**139**
Restructuring expenses	0	0	0	0	0	0	0	0	22	22
Pre-tax profit	**37**	**17**	**46**	**20**	**120**	**42**	**27**	**32**	**16**	**117**
Average equity tied up	533	513	535	567	537	618	544	545	561	567
Operating return on equity (%)	27.8%	13.3%	34.4%	14.1%	22.3%	27.2%	19.9%	23.5%	27.1%	24.5%
Cost/income ratio in operating business (%)	72.0%	87.3%	69.1%	88.3%	79.5%	75.3%	84.5%	81.3%	82.5%	81.0%
Return on equity of pre-tax profit (%)	27.8%	13.3%	34.4%	14.1%	22.3%	27.2%	19.9%	23.5%	11.4%	20.6%

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Mittelstand
Quarterly results in new Group structure

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	274	305	299	317	1,195	311	282	323	339	1,255
Provision for possible loan losses	-87	-74	-26	29	-158	-80	-81	-13	46	-128
Net interest income after provisioning	187	231	273	346	1,037	231	201	310	385	1,127
Net commission income	132	141	151	169	593	160	164	164	188	676
Trading profit*	19	18	25	28	90	27	27	23	28	105
Net result on investments and securities portfolio	1	1	2	5	9	5	0	0	2	7
Other result	3	-1	0	-7	-5	-1	0	-3	-1	-5
Revenue	*342*	*390*	*451*	*541*	*1,724*	*422*	*392*	*494*	*602*	*1,910*
Operating expenses	241	248	268	297	1,054	269	262	274	288	1,093
Operating profit	**101**	**142**	**183**	**244**	**670**	**153**	**130**	**220**	**314**	**817**
Restructuring expenses	0	0	0	22	22	0	0	0	0	0
Pre-tax profit	**101**	**142**	**183**	**222**	**648**	**153**	**130**	**220**	**314**	**817**
Average equity tied up	2,998	3,028	3,154	3,292	3,118	3,314	2,892	2,857	2,949	3,003
Operating return on equity (%)	13.5%	18.8%	23.2%	29.6%	21.5%	18.5%	18.0%	30.8%	42.6%	27.2%
Cost/income ratio in operating business (%)	56.2%	53.4%	56.2%	58.0%	56.0%	53.6%	55.4%	54.0%	51.8%	53.6%
Return on equity of pre-tax profit (%)	13.5%	18.8%	23.2%	27.0%	20.8%	18.5%	18.0%	30.8%	42.6%	27.2%

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Corporates & Markets
Quarterly results in new Group structure

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	89	91	94	89	363	93	68	95	91	347
Provision for possible loan losses	-13	-5	7	79	68	-11	-9	27	4	11
Net interest income after provisioning	76	86	101	168	431	82	59	122	95	358
Net commission income	40	28	21	29	118	32	20	35	45	132
Trading profit*	259	77	206	223	765	305	305	203	209	1,022
Net result on investments and securities portfolio	5	3	15	-27	-4	15	5	0	-1	19
Other result	-3	7	4	-2	6	8	21	20	-6	43
Revenue	*377*	*201*	*347*	*391*	*1,316*	*442*	*410*	*380*	*342*	*1,574*
Operating expenses	262	234	220	227	943	252	251	222	232	957
Operating profit	**115**	**-33**	**127**	**164**	**373**	**190**	**159**	**158**	**110**	**617**
Restructuring expenses	0	0	0	15	15	0	3	0	0	3
Pre-tax profit	**115**	**-33**	**127**	**149**	**358**	**190**	**156**	**158**	**110**	**614**
Average equity tied up	**2,691**	**2,769**	**2,775**	**2,761**	**2,749**	**2,807**	**2,323**	**2,259**	**2,187**	**2,394**
Operating return on equity (%)	**17.1%**	**-4.8%**	**18.3%**	**23.8%**	**13.6%**	**27.1%**	**27.4%**	**28.0%**	**20.1%**	**25.8%**
Cost/income ratio in operating business (%)	**67.2%**	**113.6%**	**64.7%**	**72.8%**	**75.6%**	**55.6%**	**59.9%**	**62.9%**	**68.6%**	**61.2%**
Return on equity of pre-tax profit (%)	**17.1%**	**-4.8%**	**18.3%**	**21.6%**	**13.0%**	**27.1%**	**26.9%**	**28.0%**	**20.1%**	**25.6%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Commercial Real Estate
Quarterly results in new Group structure

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	38	42	38	55	173	51	216	203	226	696
Provision for possible loan losses	-17	-18	-47	-48	-130	-4	-55	-41	-48	-148
Net interest income after provisioning	21	24	-9	7	43	47	161	162	178	548
Net commission income	17	19	17	26	79	18	45	66	85	214
*Trading profit**	0	-1	0	0	-1	0	4	8	11	23
Net result on investments and securities portfolio	0	0	0	0	0	0	4	2	-2	4
Other result	1	3	5	-3	6	4	18	8	-2	28
Revenue	*39*	*45*	*13*	*30*	*127*	*69*	*232*	*246*	*270*	*817*
Operating expenses	23	21	22	21	87	24	120	108	123	375
Operating profit	**16**	**24**	**-9**	**9**	**40**	**45**	**112**	**138**	**147**	**442**
Restructuring expenses	0	0	0	0	0	0	13	0	0	13
Pre-tax profit	**16**	**24**	**-9**	**9**	**40**	**45**	**99**	**138**	**147**	**429**
Average equity tied up	**433**	**459**	**437**	**539**	**467**	**531**	**3,959**	**3,886**	**4,012**	**3,097**
Operating return on equity (%)	**14.8%**	**20.9%**	**-8.2%**	**6.7%**	**8.6%**	**33.9%**	**11.3%**	**14.2%**	**14.7%**	**14.3%**
Cost/income ratio in operating business (%)	**41.1%**	**33.3%**	**36.7%**	**26.9%**	**33.9%**	**32.9%**	**41.8%**	**37.6%**	**38.7%**	**38.9%**
Return on equity of pre-tax profit (%)	**14.8%**	**20.9%**	**-8.2%**	**6.7%**	**8.6%**	**33.9%**	**10.0%**	**14.2%**	**14.7%**	**13.9%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Public Finance & Treasury
Quarterly results in new Group structure

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	79	112	88	120	399	94	144	127	28	393
Provision for possible loan losses	-8	-7	-12	-6	-33	-8	-8	-7	-5	-28
Net interest income after provisioning	71	105	76	114	366	86	136	120	23	365
Net commission income	-2	-2	-3	-6	-13	-4	-13	-8	-4	-29
Trading profit*	-43	-85	-28	-44	-200	-6	-7	-53	24	-42
Net result on investments and securities portfolio	58	49	25	32	164	-11	37	26	50	102
Other result	0	0	-1	-2	-3	0	1	-2	3	2
Revenue	*84*	*67*	*69*	*94*	*314*	*65*	*154*	*83*	*96*	*398*
Operating expenses	11	10	11	20	52	13	30	31	43	117
Operating profit	73	57	58	74	262	52	124	52	53	281
Restructuring expenses	0	0	0	0	0	0	6	0	0	6
Pre-tax profit	73	57	58	74	262	52	118	52	53	275
Average equity tied up	934	936	932	942	936	958	1,172	1,134	1,152	1,104
Operating return on equity (%)	31.3%	24.4%	24.9%	31.4%	28.0%	21.7%	42.3%	18.3%	18.4%	25.5%
Cost/income ratio in operating business (%)	12.0%	13.5%	13.6%	20.0%	15.0%	17.8%	18.5%	34.4%	42.6%	27.5%
Return on equity of pre-tax profit (%)	31.3%	24.4%	24.9%	31.4%	28.0%	21.7%	40.3%	18.3%	18.4%	24.9%

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Others and Consolidation
Quarterly results in new Group structure

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	-40	25	-31	-44	-90	1	33	-23	-27	-16
Provision for possible loan losses	0	0	0	0	0	0	0	0	0	0
Net interest income after provisioning	-40	25	-31	-44	-90	1	33	-23	-27	-16
Net commission income	0	2	1	-5	-2	-2	-11	-3	-11	-27
Trading profit*	12	-6	6	7	19	6	21	-2	28	53
Net result on investments and securities portfolio	229	28	32	173	462	433	137	64	-3	631
Other result	7	17	-10	-2	12	-20	-40	-4	3	-61
Revenue	*208*	*66*	*-2*	*129*	*401*	*418*	*140*	*32*	*-10*	*580*
Operating expenses	54	43	40	203	340	52	46	44	48	190
Operating profit	154	23	-42	-74	61	366	94	-12	-58	390
Restructuring expenses	0	0	0	0	0	0	96	0	0	96
Pre-tax profit	154	23	-42	-74	61	366	-2	-12	-58	294
Average equity tied up	672	440	148	692	488	2,008	-1,140	-922	-1,074	-282
Operating return on equity (%)	.	.	.	.	.	.	.	.	.	.
Cost/income ratio in operating business (%)	.	.	.	.	.	.	.	.	.	.
Return on equity of pre-tax profit (%)	.	.	.	.	.	.	.	.	.	.

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Appendix 3

Pro forma full integration of Eurohypo restated due to IAS 8

Commerzbank Group
Pro forma full integration of Eurohypo

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	987	1,084	1,009	1,060	4,140	1,060	1,060	1,050	975	4,145
Provision for possible loan losses	-256	-232	-223	-101	-812	-211	-225	-415	-79	-930
Net interest income after provisioning	731	852	786	959	3,328	849	835	635	896	3,215
Net commission income	593	629	659	679	2,560	756	659	703	781	2,899
Trading profit*	217	17	193	222	649	336	355	183	303	1,177
Net result on investments and securities portfolio	313	102	80	163	658	446	184	91	50	771
Other result	2	22	10	-7	27	-20	-6	17	-4	-13
Revenue	*1,856*	*1,622*	*1,728*	*2,016*	*7,222*	*2,367*	*2,027*	*1,629*	*2,026*	*8,049*
Operating expenses	1,217	1,211	1,230	1,514	5,172	1,320	1,327	1,292	1,395	5,334
Operating profit	**639**	**411**	**498**	**502**	**2,050**	**1,047**	**700**	**337**	**631**	**2,715**
Restructuring expenses	0	0	47	43	90	0	214	0	39	253
Pre-tax profit	**639**	**411**	**451**	**459**	**1,960**	**1,047**	**486**	**337**	**592**	**2,462**
Average equity tied up	**11,521**	**11,403**	**11,246**	**11,190**	**11,340**	**12,191**	**12,217**	**12,207**	**12,197**	**12,203**
Operating return on equity (%)	**22.2%**	**14.4%**	**17.7%**	**17.9%**	**18.1%**	**34.4%**	**22.9%**	**11.0%**	**20.7%**	**22.2%**
Cost/income ratio in operating business (%)	**57.6%**	**65.3%**	**63.0%**	**71.5%**	**64.4%**	**51.2%**	**58.9%**	**63.2%**	**66.3%**	**59.4%**
Return on equity of pre-tax profit (%)	**22.2%**	**14.4%**	**16.0%**	**16.4%**	**17.3%**	**34.4%**	**15.9%**	**11.0%**	**19.4%**	**20.2%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Private and Business Customers
Pro forma full integration of Eurohypo

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	333	326	343	348	1,350	328	323	331	322	1,304
Provision for possible loan losses	-84	-87	-91	-110	-372	-71	-72	-381	-76	-600
Net interest income after provisioning	249	239	252	238	978	257	251	-50	246	704
Net commission income	259	269	261	258	1,047	344	280	272	262	1,158
Trading profit*	1	0	1	1	3	1	1	1	1	4
Net result on investments and securities portfolio	1	1	1	-34	-31	-18	-2	-1	-1	-22
Other result	-3	2	4	10	13	-12	-5	1	1	-15
Revenue	*507*	*511*	*519*	*473*	*2,010*	*572*	*525*	*223*	*509*	*1,829*
Operating expenses	447	449	463	484	1,843	479	471	474	482	1,906
Operating profit	60	62	56	-11	167	93	54	-251	27	-77
Restructuring expenses	0	0	9	11	20	0	96	0	17	113
Pre-tax profit	60	62	47	-22	147	93	-42	-251	10	-190
Average equity tied up	2,538	2,518	2,513	2,515	2,521	2,486	2,467	2,448	2,410	2,454
Operating return on equity (%)	9.5%	9.8%	8.9%	-1.7%	6.6%	15.0%	8.8%	-41.0%	4.5%	-3.1%
Cost/income ratio in operating business (%)	75.6%	75.1%	75.9%	83.0%	77.4%	74.5%	78.9%	78.5%	82.4%	78.5%
Return on equity of pre-tax profit (%)	9.5%	9.8%	7.5%	-3.5%	5.8%	15.0%	-6.8%	-41.0%	1.7%	-7.7%

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the *Trading profit*; the quarterly figures have been restated accordingly

Asset Management
Pro forma full integration of Eurohypo

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	3	-2	-8	-8	-15	-6	-6	-6	-4	-22
Provision for possible loan losses	0	0	0	0	0	0	0	0	0	0
Net interest income after provisioning	3	-2	-8	-8	-15	-6	-6	-6	-4	-22
Net commission income	127	133	145	170	575	168	174	177	216	735
Trading profit*	2	3	2	2	9	3	4	3	2	12
Net result on investments and securities portfolio	1	3	4	8	16	3	3	0	5	11
Other result	-2	-4	5	-3	-4	0	-1	-3	-2	-6
Revenue	*131*	*133*	*148*	*169*	*581*	*168*	*174*	*171*	*217*	*730*
Operating expenses	95	117	103	151	466	128	147	139	179	593
Operating profit	**36**	**16**	**45**	**18**	**115**	**40**	**27**	**32**	**38**	**137**
Restructuring expenses	0	0	0	0	0	0	0	0	22	22
Pre-tax profit	**36**	**16**	**45**	**18**	**115**	**40**	**27**	**32**	**16**	**115**
Average equity tied up	475	457	478	502	478	555	544	545	561	551
Operating return on equity (%)	30.3%	14.0%	37.7%	14.3%	24.1%	28.8%	19.9%	23.5%	27.1%	24.9%
Cost/income ratio in operating business (%)	72.5%	88.0%	69.6%	89.3%	80.2%	76.2%	84.5%	81.3%	82.5%	81.2%
Return on equity of pre-tax profit (%)	30.3%	14.0%	37.7%	14.3%	24.1%	28.8%	19.9%	23.6%	11.4%	20.9%

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Mittelstand
Pro forma full integration of Eurohypo

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	268	298	291	310	1,167	301	282	323	339	1,245
Provision for possible loan losses	-87	-74	-26	28	-159	-80	-81	-13	46	-128
Net interest income after provisioning	181	224	265	338	1,008	221	201	310	385	1,117
Net commission income	132	141	151	169	593	160	164	164	188	676
Trading profit*	19	18	25	28	90	27	27	23	28	105
Net result on investments and securities portfolio	1	1	2	5	9	5	0	0	2	7
Other result	3	-1	0	-7	-5	-1	0	-3	-1	-5
Revenue	*336*	*383*	*443*	*533*	*1,695*	*412*	*392*	*494*	*602*	*1,900*
Operating expenses	241	248	268	297	1,054	269	262	274	288	1,093
Operating profit	95	135	175	236	641	143	130	220	314	807
Restructuring expenses	0	0	0	22	22	0	0	0	0	0
Pre-tax profit	95	135	175	214	619	143	130	220	314	807
Average equity tied up	2,596	2,620	2,731	2,845	2,698	2,860	2,892	2,857	2,949	2,889
Operating return on equity (%)	14.6%	20.6%	25.6%	33.2%	23.8%	20.0%	18.0%	30.8%	42.6%	27.9%
Cost/income ratio in operating business (%)	57.0%	54.3%	57.1%	58.8%	56.9%	54.7%	55.4%	54.0%	51.8%	53.9%
Return on equity of pre-tax profit (%)	14.6%	20.6%	25.6%	30.1%	22.9%	20.0%	18.0%	30.8%	42.6%	27.9%

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Corporates & Markets
Pro forma full integration of Eurohypo

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	83	84	88	82	337	85	68	95	91	339
Provision for possible loan losses	-13	-5	7	79	68	-11	-9	27	4	11
Net interest income after provisioning	70	79	95	161	405	74	59	122	95	350
Net commission income	40	28	21	29	118	32	20	35	45	132
Trading profit*	259	77	206	223	765	305	305	203	209	1,022
Net result on investments and securities portfolio	5	3	15	-27	-4	15	5	0	-1	19
Other result	-3	7	4	-2	6	8	21	20	-6	43
Revenue	*371*	*194*	*341*	*384*	*1,290*	*434*	*410*	*380*	*342*	*1,566*
Operating expenses	262	234	220	227	943	252	251	222	232	957
Operating profit	109	-40	121	157	347	182	159	158	110	609
Restructuring expenses	0	0	0	15	15	0	3	0	0	3
Pre-tax profit	109	-40	121	142	332	182	156	158	110	606
Average equity tied up	2,315	2,379	2,383	2,371	2,362	2,407	2,323	2,259	2,187	2,292
Operating return on equity (%)	18.8%	-6.7%	20.3%	26.5%	14.7%	30.2%	27.4%	28.0%	20.1%	26.6%
Cost/income ratio in operating business (%)	68.2%	117.6%	65.9%	74.4%	77.2%	56.6%	59.9%	62.9%	68.6%	61.5%
Return on equity of pre-tax profit (%)	18.8%	-6.7%	20.3%	24.0%	14.1%	30.2%	26.9%	28.0%	20.1%	26.4%

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Commercial Real Estate
Pro forma full integration of Eurohypo

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	194	192	203	217	806	206	216	203	226	851
Provision for possible loan losses	-64	-59	-101	-92	-316	-41	-55	-41	-48	-185
Net interest income after provisioning	130	133	102	125	490	165	161	162	178	666
Net commission income	39	61	87	66	253	61	45	66	85	257
Trading profit*	11	6	5	24	46	15	4	8	11	38
Net result on investments and securities portfolio	0	0	0	-1	-1	1	4	2	-2	5
Other result	1	4	5	-2	8	5	18	8	-2	29
Revenue	*181*	*204*	*199*	*212*	*796*	*247*	*232*	*246*	*270*	*995*
Operating expenses	93	95	107	117	412	112	120	108	123	463
Operating profit	**88**	**109**	**92**	**95**	**384**	**135**	**112**	**138**	**147**	**532**
Restructuring expenses	0	0	34	-4	30	0	13	0	0	13
Pre-tax profit	**88**	**109**	**58**	**99**	**354**	**135**	**99**	**138**	**147**	**519**
Average equity tied up	3,546	3,594	3,756	3,984	3,720	3,909	3,959	3,886	4,012	3,942
Operating return on equity (%)	9.9%	12.1%	9.8%	9.5%	10.3%	13.8%	11.3%	14.2%	14.7%	13.5%
Cost/income ratio in operating business (%)	38.0%	36.1%	35.7%	38.5%	37.1%	38.9%	41.8%	37.6%	38.7%	39.2%
Return on equity of pre-tax profit (%)	9.9%	12.1%	6.2%	9.9%	9.5%	13.8%	10.0%	14.2%	14.7%	13.2%

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Public Finance & Treasury
Pro forma full integration of Eurohypo

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	150	162	126	158	596	147	144	127	28	446
Provision for possible loan losses	-8	-7	-12	-6	-33	-8	-8	-7	-5	-28
Net interest income after provisioning	142	155	114	152	563	139	136	120	23	418
Net commission income	-4	-5	-7	-8	-24	-7	-13	-8	-4	-32
Trading profit*	-87	-81	-52	-63	-283	-20	-7	-53	24	-56
Net result on investments and securities portfolio	76	66	26	39	207	7	37	26	50	120
Other result	-1	-3	2	-1	-3	0	1	-2	3	2
Revenue	*126*	*132*	*83*	*119*	*460*	*119*	*154*	*83*	*96*	*452*
Operating expenses	26	24	30	35	115	28	30	31	43	132
Operating profit	**100**	**108**	**53**	**84**	**345**	**91**	**124**	**52**	**53**	**320**
Restructuring expenses	0	0	4	-1	3	0	6	0	0	6
Pre-tax profit	**100**	**108**	**49**	**85**	**342**	**91**	**118**	**52**	**53**	**314**
Average equity tied up	**1,086**	**1,138**	**1,169**	**1,179**	**1,143**	**1,203**	**1,172**	**1,134**	**1,152**	**1,164**
Operating return on equity (%)	**36.8%**	**38.0%**	**18.1%**	**28.5%**	**30.2%**	**30.3%**	**42.3%**	**18.3%**	**18.4%**	**27.5%**
Cost/income ratio in operating business (%)	**19.4%**	**17.3%**	**31.6%**	**28.0%**	**23.3%**	**22.0%**	**18.5%**	**34.4%**	**42.6%**	**27.5%**
Return on equity of pre-tax profit (%)	**36.8%**	**38.0%**	**16.8%**	**28.8%**	**29.9%**	**30.3%**	**40.3%**	**18.3%**	**18.4%**	**27.0%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Others and Consolidation
Pro forma full integration of Eurohypo

€m	Q I 2005	Q II 2005	Q III 2005	Q IV 2005	Q I - Q IV 2005	Q I 2006	Q II 2006	Q III 2006	Q IV 2006	Q I - Q IV 2006
Net interest income	-44	24	-34	-47	-101	-1	33	-23	-27	-18
Provision for possible loan losses	0	0	0	0	0	0	0	0	0	0
Net interest income after provisioning	-44	24	-34	-47	-101	-1	33	-23	-27	-18
Net commission income	0	2	1	-5	-2	-2	-11	-3	-11	-27
Trading profit*	12	-6	6	7	19	5	21	-2	28	52
Net result on investments and securities portfolio	229	28	32	173	462	433	137	64	-3	631
Other result	7	17	-10	-2	12	-20	-40	-4	3	-61
Revenue	*204*	*65*	*-5*	*126*	*390*	*415*	*140*	*32*	*-10*	*577*
Operating expenses	53	44	39	203	339	52	46	44	48	190
Operating profit	**151**	**21**	**-44**	**-77**	**51**	**363**	**94**	**-12**	**-58**	**387**
Restructuring expenses	0	0	0	0	0	0	96	0	0	96
Pre-tax profit	**151**	**21**	**-44**	**-77**	**51**	**363**	**-2**	**-12**	**-58**	**291**
Average equity tied up	-1,035	-1,303	-1,784	-2,206	-1,582	-1,229	-1,140	-922	-1,074	-1,089
Operating return on equity (%)	.	.	.	.	.	.	.	.	.	.
Cost/income ratio in operating business (%)	.	.	.	.	.	.	.	.	.	.
Return on equity of pre-tax profit (%)	.	.	.	.	.	.	.	.	.	.

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Appendix 4

Group equity definitions

Group equity definitions

Reconciliation of equity definitions

Equity definitions in € m	Dec-2006
Subscribed capital	1,705
Capital reserve	5,676
Retained earnings	4,062
Reserve from currency translation	-143
Investors' capital without minorities	**11,300**
Minority interests (IFRS)*	880
Investors' Capital	**12,180**
Change in consolidated companies; goodwill; consolidated net profit minus portion of dividend; others	392
BIS core capital without hybrid capital	**12,572**
Hybrid capital	2,925
BIS Tier I capital	**15,497**

Equity basis for RoE

Basis for RoE on net profit

New basis for operating RoE and pre-tax RoE

* excluding:
- Revaluation reserve
- Cash flow hedges
- Consolidated profit



For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: *sandra.bueschken@commerzbank.com*

Wennemar von Bodelschwingh
P: +49 69 136 43611
M: wennemar.vonbodelschwingh@commerzbank.com

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Stefan Philippi
P: *+49 69 136 45231*
M: stefan.philippi@commerzbank.com

Andrea Flügel (Assistant)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

www.commerzbank.com/ir



Commerzbank

Press Conference preliminary 2006 results

Klaus-Peter Müller
Chairman of the Board

Frankfurt, February 14th, 2007

COMMERZBANK

Highlights 2006

1. Earnings	• Record year for Commerzbank • Targets for 2006 exceeded • Proposed dividend increase of 50% per share	✓
2. Strategy	• Growth programs in core divisions • Focus on fee generating products leading to significant commission income growth	✓
3. Eurohypo	• Integration successfully completed • Further revenue synergies expected	✓
4. Economy	• Favorable business environment in Germany • Strong GDP growth, lower unemployment	✓

Record results in 2006

	Q4 `06 vs. Q4 `05		FY 2006 vs. FY 2005	
Revenues[1], in € m	**2,105**	+12.3%	**8,710**	+25.5%
Operating profit, in € m	**631**	+32.6%	**2,628**	+49.6%
Net RoE, in %	**12.4**	-1.4ppts	**14.1**	+1.3ppts
CIR, in %	**66.3**	-6.8ppts	**59.7**	-7.5ppts

[1] before LLP

1. Revenues growth of 26% year-on-year, operating profit up almost 50%
2. Increased earnings quality, in particular strong growth in commission income
3. Sustainable upward trend in trading profit supported by client-related business
4. Strong Group performance driven by Mittelstand, Corporates & Markets and CRE

Balanced net interest income year-on-year

Net interest income[1]

in € m


267
239
239
228
720
845
770
832
229
831
1,060
1,050
975
Q1'05 Q2'05 Q3'05 Q4'05
Q1'06 Q2'06 Q3'06 Q4'06

[1] restated due to IAS 8

Pro-forma full integration of Eurohypo

w/o PFT	Σ 3,544	+ 4%	Σ 3,699
Total	Σ 4,140	+ 0%	Σ 4,145

Pro-forma integration of Eurohypo   Pro forma NII w/o PFT

- Net interest income level maintained (versus 2005)
- Improved lending and deposit volumes in corporate banking
- Further upward trend in deposit margins
- Interest income without PFT up 5% q-o-q

- Interest environment continues to be unfavorable

Loan loss provisions without one-offs further reduced

Loan loss provisions[1]
in € m


415
293
69
187
67
165
83
140
72
29
52
159
225
122
79
Q1'05 Q2'05 Q3'05 Q4'05[2]
Q1'06 Q2'06 Q3'06 Q4'06

[1] restated due to IAS 8

Pro-forma full integration of Eurohypo[2]

Run-rate	Σ 812	- 22%	Σ 637
Total	Σ 812	+15%	Σ 930

[ ] Pro-forma integration of Eurohypo One-off provisioning

[2] after allowances for guarantees [€35m in 2005]

- LLP without one-offs of €637m in FY
- LLPs lowered to €79m in Q4
  - Reversals in Mittelstand due to strong domestic economy
- LLP 2007 expected to be ≤ 2006 level, due to favorable 2007 economic outlook
- Implementation of IAS regulations and adoption of Basel II parameters for the calculation of GLLP already reflected in 2006 figures

Strong growth in commission income


Commission income
in € m
578
15
593
36
599
60
645
34
718
38
659
703
781
Q1'05 Q2'05 Q3'05 Q4'05
Q1'06 Q2'06 Q3'06 Q4'06
Pro-forma full integration of Eurohypo
Σ 2,560
+ 13%
Σ 2,899
Pro-forma integration of Eurohypo

- Continued focus on commission generating businesses
- In Q4, highest ever commission income achieved
- Substantial improvement in 2006 driven by
  - asset management business
  - securities transactions
  - real estate finance

Sustained progress in trading profit



Trading profit
in € m
250
-33
11
6
212
-19
5
217
336
355
183
303
Q1'05 Q2'05 Q3'05 Q4'05
Q1'06 Q2'06 Q3'06 Q4'06
Pro-forma full integration of Eurohypo
Σ 649
+ 81%
Σ 1,177
Pro-forma integration of Eurohypo

- Trading profit up by 81% on FY 2005
- Sustained trading profit at Corporates & Markets
- Strong client business, positive results from equity derivatives, interest rate trading and FX activities
- No negative impact from measurement of derivatives (IAS 39) in Q4

Strict cost discipline maintained – higher expenses given strong Group performance

Operating expenses
in € m



Personnel
Depreciation
Others
484
99
812
144
1,370
110
123
133
1,107
1,088
1,097
130
1,190
1,327
1,292
1,395
Q1'05 Q2'05 Q3'05 Q4'05
Q1'06 Q2'06 Q3'06 Q4'06

Pro-forma full integration of Eurohypo

Σ 5,172	+3%	Σ 5,334

Pro-forma integration of Eurohypo

- Increase of 8% in personnel costs (pro forma) equally split between
  - Bonuses
  - LTI/LTP
- CIR of 59.7% in FY 2006

- Current growth programs partially offset by cost efficiencies
- Ongoing efficiency enhancement in all divisions – full benefit from 2008 onwards

Strong operating profit growth

Operating profit[1]

in € m


88
551
110
301
69
429
26
476
87
960²
700²
293
337
631

[2] including one-off gains due to sale of KEB participation

[1] restated due to IAS 8

in %	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06	Q3 '06	Q4 '06
Op. RoE	21.7	12.0	17.4	17.7	31.5	22.9	11.0	**20.7**
CIR	60.0	70.0	65.8	73.1	51.5	58.9	63.2	**66.3**

Pro-forma full integration of Eurohypo

Σ 2,050	**+ 32%**	Σ 2,715

Pro-forma integration of Eurohypo   One-off LLP provisioning

- Strong underlying business lifted Q4 result to €631m
- Operating profit (pro forma) rose substantially by
  - 26% (Q4-o-Q4)
  - 32% (on 2005)
- Operating RoE reached 22% in FY 2006

Net profit – a record year for Commerzbank


Net profit[1]
in € m
401
180
268
338
743
285
217
352

in €m	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06	Q3 '06	Q4 '06
Restr. Exp	0	0	0	37	0	214	0	**39**
Taxes[1]	120	88	130	89	183	146	84	**174**
Net RoE(%)[1]	17.6	8.0	11.8	13.8	26.3	10.1	7.7	**12.4**
EPS[1] (€)	0.67	0.31	0.45	0.54	1.13	0.44	0.33	**0.53**

[1] restated due to IAS 8

- Net profit up by 35% y-o-y
- Proposed dividend up by 50% to €0.75 per share
- 2006 EPS up by 23% to €2.43

- Restructuring costs of €39m in Q4 for Retail and AM initiatives
- Overall tax rate of 25% in 2006
- Higher minority interests in Q4 due to AIS-SPV

Strong Group performance driven by Mittelstand, C&M and CRE

Operating profit in € m



Private & Business Customers
167
231
-64
-77
-58
-19
2005
2006[1]
[1] incl. one-off provision of €293m
Asset Management
+19%
115
120
-5
137
139
-2
2005
2006
Mittelstand
+26%
641
670
-29
807
817
-10
2005
2006
Corporates & Markets
+76%
347
373
-26
609
617
-8
2005
2006
Pro-forma integration of Eurohypo
Commercial Real Estate
+39%
384
344
40
532
90
442
2005
2006
Public Finance & Treasury
-7%
345
83
262
320
39
281
2005
2006

Commerzbank management committed to achieving more

Short-term

Financial targets 2007
- Net ROE > 12%[1]
- Net profit of ≥ €1.5bn
- Further improvement in productivity

Strategic targets 2007
- Growing retail business
- Building on strong position of Mittelstand, C&M and CRE

Mid-term

Financial targets by 2010
- Sustainable profitability of 15% net RoE
- CIR ≤ 60%
- Steady increase in dividend

Strategic targets
- Best retail bank in Germany
- The best nationwide bank for SMEs
- Europe's leading specialist for Real Estate and Public Finance

[1] based on investors' capital of approx. €12.4bn

Disclaimer

/ investor relations /

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

/

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

/

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

/

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

/

Copies of this document are available upon request or can be downloaded from
www.commerzbank.com/aktionaere/index.html

14th February, 2007

INVESTOR RELATIONS INFORMATION

- **Commerzbank earns record profit in 2006: Consolidated surplus rises 35% to EUR 1,597 million; operating profit up 50% to EUR 2,628 million**
- **Return on equity after taxes improves from 12.8% to 14.1%**
- **Dividend increase from 50 to 75 cents per share proposed**
- **Fourth quarter ends with a good consolidated surplus of EUR 352 million**
- **2007 after-tax target return raised from 11% to more than 12%**
- **Offensive growth strategy**

Commerzbank generated a record profit in 2006 and achieved the best results in its history: The consolidated surplus rose substantially by around 35% to EUR 1,597 million, EUR 352 million of which was contributed by the good fourth quarter.

Return on equity after taxes continued to rise to 14.1% in 2006. After adjustments – taking into account restructuring expenses on the one hand and extraordinary income on the other – after-tax returns reached 11.2%. This figure not only surpassed the comparable figure for 2005 (9.9%), it also clearly exceeded 2006 target returns of at least 10%. The *Mittelstand (SME)*, Corporates & Markets and Commercial Real Estate segments in particular contributed greatly to this excellent overall result.

As can be expected, Chairman of the Board of Managing Directors Klaus-Peter Müller is satisfied with the (as yet uncertified) annual accounts: "Commerzbank is back: successful, healthy, alert and programmed for growth. What we are hearing again and again is that we - as Germany's number two bank - are once again a respected and highly regarded place of business."

Shareholders are expected to participate in the bank's commercial success with dividends increased from EUR 0.50 to 0.75 per share. The Board of Managing Directors will make a proposal to this effect to the Supervisory Board.

Solid net commission income and high trading result

Last year's results were marked by a sharp increase in earnings to a total of EUR 8.7 billion, one quarter higher than the previous year.

Of this, EUR 3.92 billion emanated from net interest income, which remained steady at its 2005 level (in a pro-forma comparison including Eurohypo) despite the difficult conditions presented by the flat yield curve. Loan-loss provisions came to a total of EUR 878 million, a figure which also includes a special risk provision of EUR 293 million for the harmonization of the risk models used by Commerzbank and Eurohypo. Without this one-time charge, risk provisions would have continued to decline by more than one fifth – a positive consequence not only of the strong economy but also of the cautious value adjustment policies implemented in the past few years. This year, the bank expects current risk provisions at the level of 2006 at the most (i.e. EUR 637 million on a pro-forma basis).

Responsibility: Commerzbank Aktiengesellschaft
Corporate Communication - IR -
60261 Frankfurt am Main
Tel. +49 (69) 1 36-2 23 38
Fax +49 (69) 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

A very positive development was seen in net commission income, in part due to lively private securities trading. Of all the revenue components, however, the greatest change was seen in the trading result, which shot up by a good 70% to reach a peak value of EUR 1.18 billion. The EUR 770 million in earnings derived from the investments and securities portfolio essentially came from the sale of shares previously held in the Korea Exchange Bank and Ferrari.

On the other hand, operating expenses (in a pro-forma comparison) only increased slightly by 3%. This shows that, despite higher performance-related bonuses and an increase in the number of employees working in the Group to a total of nearly 36,000, Commerzbank still has its costs under control.

On the bottom line, this leaves a good operating profit of EUR 2.63 billion for 2006. Correspondingly, the operative return on equity increased to 21.5%, while the unadjusted cost/income ratio improved to under 60%. Five years ago, this ratio would have been some 20 percentage points higher.

As a first step, the remaining record consolidated surplus following the deduction of restructuring expenses, taxes and profits attributable to minority interests will be applied toward higher dividend payments. This translates into a total dividend payment of EUR 493 million, thus making it Commerzbank's largest distribution to shareholders ever apart from the special situation which arose in 2000. The remaining EUR 1,104 million will go into retained earnings. For 2006, Commerzbank shows earnings per share of EUR 2.43.

Mittelstand, Corporates & Markets and Commercial Real Estate are the top performers

Of the individual segments, *Mittelstand* was the greatest contributor, showing a profit of EUR 817 million, nearly one third of the bank's overall profit. The return on equity for this operating profit grew to an impressive 27%. An even sharper increase was seen in Corporates & Markets, where operating profit rose by nearly two thirds and the return on equity almost doubled to 26%. Another positive result was the performance in Commercial Real Estate, which improved by nearly 40% in a pro-forma comparison.

In the Private and Business Customers segment, however, high restructuring costs and the special risk provision led to a loss despite the fact that ongoing business has been good. Asset Management was able to boost its results by a good 19% thanks to an increase in assets under management to a current total of EUR 112 billion.

Facing the future with an offensive growth strategy

Based on the figures presented and in light of another good start to the year, Commerzbank is confident about the future. Previously set at 11%, this year's after-tax returns target has now been notched up to more than 12% and by 2010 at the latest, this figure should have reached a steady 15%. To make this happen, the bank intends to maintain a firm grip on its costs and further increase commission income's contribution to overall revenue. The bank also expects a boost from Germany's positive economic performance which, after having undergone drastic therapy, is currently in an upbeat mood both politically and economically. An offensive strategy will be implemented to make the most of these opportunities and the bank has set up special growth and efficiency programmes in all business areas to do just that.

It sees particular potential in the **Retail Banking** segment, where it is aiming for an operating return on equity of at least 18% by 2010. For this purpose, it has launched an initiative among its branch offices dubbed 'Growth for the Future' which calls for extensive investments to be made in staff and equipment. Within the scope of these investments, an additional 700 jobs will be created in sales throughout the Group in an effort to attract around 800,000 new private

Responsibility: Commerzbank Aktiengesellschaft
Corporate Communication - IR -
60261 Frankfurt am Main

Tel. +49 (69) 1 36-2 23 38
Fax +49 (69) 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

customers by 2009. Since the campaign's launch last autumn, the bank has already acquired a net total of more than 90,000 new customers in its branch business alone by offering new products such as Topzins investments and a free current account. The focus of its business activities will remain on the successful two-brand strategy which has been in place for ten years and which combines the advantages of a flexible brokerage – comdirect bank – and those of a branch bank with a nationwide presence.

In the area of **Asset Management**, Commerzbank is committed to Alpha, a growth programme that calls for investments predominantly in the areas of product quality, innovation and customer and sales orientation. This programme's key goal is to drastically boost assets under management by its domestic subsidiary Cominvest from their current level of EUR 58 billion to around EUR 100 billion by 2011.

Growth is also the order of the day for the ***Mittelstand*** segment which, sailing on the winds of a strong economy, intends to expand further and increase profitability. Commerzbank considers itself Germany's top SME bank, a view confirmed by the top ranking it was awarded in a new survey conducted by the Association of Independent Entrepreneurs (Arbeitsgemeinschaft Selbständiger Unternehmer). It intends to continue building on this strong position, in part by more closely linking the more traditional banking business to the modern capital-market business of investment banking.

The **Corporates & Markets** segment aims for a long-term return on equity of more than 20%. Among other things, structured products - an area in which Commerzbank was Germany's market leader in 2006 - are to play a key role in the bank's growth plans. Behind this offering is the bank's desire to tap into new investment circles by gaining a stronger foothold in America and Asia.

The **Commercial Real Estate** segment unites all of the real-estate interests of the Commerzbank Group, both on the financing as well as on the investment side. This lends the bank an expertise in the area of real estate that is unique within Germany. Its earnings target is a return on equity of around 16% by 2008.

The integration of **Eurohypo** - which falls within this segment - has since reached a successful completion. Müller is pleased that the takeover was so smooth and effective. From a strategic, organizational and HR perspective, Commerzbank and Eurohypo currently form one single unit.

In addition to expanding its domestic activities, Commerzbank also intends to set its sights increasingly on **foreign countries**. Some of these areas include boom regions such as Asia and the Middle East, where an application will soon be made to establish a branch office in Dubai. Commerzbank's main focus will still remain Central and Eastern Europe, however. The Polish subsidiary BRE Bank wrapped up an excellent year in 2006 and is currently expanding vigorously. Branch networks in Hungary, the Czech Republic and Slovakia are to be expanded as well, and attract additional SMEs.

With its array of programmes to promote stronger growth, Commerzbank considers itself well-equipped to face its competition in the future. It will systematically take advantage of any market opportunities that arise and, in the words of its Chairman of the Board of Managing Directors, Commerzbank will "be not only the leading, most widespread commercial bank in Germany, but the best bank for our customers as well."

Note:
Further information can be found in the internet under:
https://www.commerzbank.com/aktionaere/index.html

Responsibility: Commerzbank Aktiengesellschaft
Corporate Communication - IR -
60261 Frankfurt am Main

Tel. +49 (69) 1 36-2 23 38
Fax +49 (69) 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

COMMERZBANK
– Investor Relations –

Commerzbank consolidated income statement (€m)

	2006 [1]	2005 [2]	Q4 2006	Q4 2005 [2]
Net interest income	3,916	3,167	975	832
Provision for possible loan losses	-878	-521	-79	-29
Net commission income	2,861	2,415	781	645
Trading profit	1,177	685	303	217
Net result on investments and securities portfolio (available for sale)	770	647	50	190
Other results	-14	26	-4	-9
Operating expenses	5,204	4,662	1,395	1,370
Operating profit	**2,628**	**1,757**	**631**	**476**
Restructuring expense	253	37	39	37
Pre-tax profit	**2,375**	**1,720**	**592**	**439**
Taxes on income	587	427	174	89
After-tax profit	**1,788**	**1,293**	**418**	**350**
Consolidated surplus	**1,597**	**1,187**	**352**	**338**
Earnings per share (€)	2.43	1.97		
Net RoE	14.1%	12.8%		
CIR	59.7%	67.2%		

[1] Full consolidation of Eurohypo as of Q2 2006

[2] Restatement due to IAS 8

Preliminary figures 2006

Responsibility: Commerzbank Aktiengesellschaft
Corporate Communication - IR -
60261 Frankfurt am Main

Tel. +49 (69) 1 36-2 23 38
Fax +49 (69) 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

END